Exhibit 99.1

GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19
Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR / NYSE: GGB) ("Company") hereby informs its shareholders and the market in general that, in a report released today, the international credit rating agency S&P Global Ratings has affirmed the Company’s credit ratings and revised its outlook from stable to positive.

According to the rating agency, the outlook revision to positive reflects the expectation of a strengthening in the Company's operating and financial profile over the next years, supported by the resilient performance of its North American operations, competitiveness and efficiency gains resulting from strategic investments in Brazil, the prospect of improved cash flow generation, and the maintenance of a conservative capital allocation and financial policies, with low leverage levels.

Below is the Company’s updated credit ratings table:

Agency	National Scale	Global Scale	Outlook	Last Update
Standard & Poors	brAAA	BBB	Positive	October, 2026
Fitch Ratings	brAAA	BBB	Positive	July, 2026
Moody’s	-	Baa2	Stable	March, 2026

São Paulo, October 22, 2026.

Rafael Dorneles Japur

Vice-President and
Investor Relations Officer